SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Vector Group Ltd.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
92240M-10-8
(CUSIP Number)
Howard M. Lorber
Vector Group Ltd.
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 19, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92240M-10-8	Page	2	of	5

1	NAMES OF REPORTING PERSONS Howard M. Lorber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		4,549,339 (see item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,549,339 (see item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,549,339 (see item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.	92240M-10-8	Page	3	of	5
     PRELIMINARY STATEMENT:
     This Amendment No. 8 amends the Schedule 13D filed by Howard M. Lorber with the Securities and Exchange Commission on May 3, 2000, as previously amended (the “Schedule 13D”), relating to the common stock, $.10 par value per share (the “Common Stock”), of Vector Group Ltd. (the “Company”). All information in this Amendment to the Schedule 13D concerning the Common Stock has been adjusted to give effect to the annual 5% stock dividends paid to stockholders of the Company since 1999.
     Item 2. IDENTITY AND BACKGROUND.
     Item 2 is hereby amended as follows:
     This Schedule 13D is being filed by Howard M. Lorber, a United States citizen. Mr. Lorber’s business address is 100 S.E. Second Street, Miami, Florida 33131. Mr. Lorber has served as President and Chief Executive Officer of the Company since January 2006 and previously served as President and Chief Operating Officer of the Company from January 2001 until January 2006. He has served as a director of the Company since January 2001.
     During the last five years, Mr. Lorber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 is hereby amended to add the following:
     The amount paid to the Company by Mr. Lorber ($50,000) in connection with the restricted stock award on April 7, 2009 was provided from his personal funds.
     Item 4. PURPOSE OF TRANSACTION
     Item 4 is hereby amended to add the following:
     See information set forth under Item 5(c) and Item 6 of the Schedule 13D.
     Item 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is hereby amended as follows:
(a)	As of January 19, 2011, Mr. Lorber is the beneficial holder of, in the aggregate, 4,549,339 shares of Common Stock, which constituted approximately 6.1% of the 74,997,348 shares of Common Stock.

(b)	Mr. Lorber exercises sole voting power and sole dispositive power over (i) 2,495,668 shares of Common Stock held directly by Mr. Lorber, (ii) 1,970,950 shares held by Lorber Epsilon 1999 Limited Partnership, a Delaware limited partnership, (iii) 82,702 shares held by Lorber Alpha II Limited Partnership, a Nevada limited partnership and (iv) 19 shares in an Individual Retirement Account. There are 1,478,939 shares that are pledged to secure a bank line of credit; 1,396,237 of those shares are owned by Mr. Lorber and 82,702 of those shares are owned by Lorber Alpha II Limited Partnership. Mr. Lorber exercises sole voting power and sole dispositive power over the shares of Common Stock held by the partnerships and by himself. Lorber Epsilon 1999 LLC, a Delaware limited liability company, is the general partner of Lorber Epsilon 1999 Limited Partnership. Lorber Alpha II Limited Partnership is the sole member of, and Mr. Lorber is the manager of, Lorber Epsilon 1999 LLC. Lorber Alpha II, Inc., a Nevada corporation, is the general partner of Lorber Alpha II Limited Partnership. Mr. Lorber is a director, officer and controlling shareholder of Lorber Alpha II, Inc.

CUSIP No.	92240M-10-8	Page	4	of	5
Mr. Lorber disclaims beneficial ownership of 15,198 shares of Common Stock held by Lorber Charitable Fund. Lorber Charitable Fund is a New York not-for-profit corporation, of which family members of Mr. Lorber serve as directors and executive officers.

(c)	On April 7, 2009, Mr. Lorber acquired 551,250 shares of Common Stock as a restricted stock award under the Company’s Amended and Restated 1999 Long-Term Incentive Plan (the “Incentive Plan”). In connection with the stock award, Mr. Lorber paid the Company $50,000, the par value of the shares issued. See the information set forth under Item 6.

On November 4, 2009, Mr. Lorber exercised options to acquire 855,165 shares of Common Stock by delivering 698,293 shares of Common Stock in payment of the exercise price of the options and tax withholding.

On September 15, 2010, Mr. Lorber delivered 54,538 shares of Common Stock in payment of tax withholding on the vesting of a portion of the restricted stock award.

On January 19, 2011, Mr. Lorber exercised options to acquire 407,220 shares of Common Stock by delivering 349,157 shares of Common Stock in payment of the exercise price of the options and tax withholding.

(d)	Subject to the vesting provisions of the restricted stock award to him discussed in Item 5(c) above, Mr. Lorber has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by him.

(e)	N/A.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     Item 6 is hereby amended as follows:
     On April 7, 2009, Mr. Lorber was awarded a restricted stock grant of 551,250 shares of Common Stock pursuant to the Company’s Incentive Plan. In connection with the grant, the Company entered into a Restricted Share Award Agreement (the “Restricted Share Agreement”) with Mr. Lorber on that date. Pursuant to the Restricted Share Agreement, one-fifth of the shares vest on September 15, 2010 and on each anniversary thereof through September 15, 2014. In the event Mr. Lorber’s employment with the Company is terminated for any reason other than his death, his disability or a change of control (as defined in the Restricted Share Agreement) of the Company, any remaining balance of the shares not previously vested will be forfeited by Mr. Lorber.
     On December 3, 2009, Mr. Lorber was granted an option under the Company’s Incentive Plan to acquire 840,000 shares of Common Stock at $13.40 per share. These options, which have a ten-year term, vest and become exercisable on December 3, 2013, subject to acceleration of vesting upon a change of control (as defined in the option agreement) or termination of employment due to death or disability. Common Stock dividend equivalents are paid on each option share.
     On January 14, 2011, Mr. Lorber was granted an option under the Company’s Incentive Plan to acquire 400,000 shares of Common Stock at $17.25 per share. These options, which have a ten-year term, vest and become exercisable on January 14, 2015, subject to acceleration of vesting upon a change of control (as defined in the option agreement) or termination of employment due to death or disability. Common Stock dividend equivalents are paid on each option share.

Item 7.	EXHIBITS.

EXHIBIT Q:	Restricted Share Award Agreement, dated as of April 7, 2009, between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.1 of Vector’s Form 8-K dated April 10, 2009).

EXHIBIT R:	Stock Option Agreement, dated December 3, 2009, between Vector Group Ltd. and Howard M. Lorber (incorporated by reference to Exhibit 10.22 to Vector’s Form 10-K for the year ended December 31, 2009).

EXHIBIT S:	Stock Option Agreement, dated January 14, 2011, between Vector Group Ltd. and Howard M. Lorber.

CUSIP No.	92240M-10-8	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 21, 2011

/s/ Howard M. Lorber
Howard M. Lorber